                                                                                                                           October 6, 2009

Cecilia Blye

Chief, Office of Global Security Risk

Division of  Corporate Finance

SEC

100 F Street, N.E.

Washington, DC  20549

Dear Ms. Blye:

Thank you for your fax dated September 30, 2009 concerning various countries that are subject to US economic sanctions and export controls.  We are aware of the sanctions and export controls on Iran, Syria and the Sudan, and as a result, we have not and will not sell our products into those three countries.

Our license agreement with Global Techniques d/b/a PCS Middle East referenced all Middle Eastern countries, including Iran and Syria.  However, our sales to date in the Middle East have not included any sales to either Iran or Syria, nor do we anticipate any sales in either of those countries.

Similarly, while we are working to achieve sales in Africa, we have not made any sales to Sudan, nor do we anticipate any sales in that country.

In connection with responding to your letter, we acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in its filings; SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please feel free to contact me directly, or the company’s special counsel (Nels Mitchell at 208-345-2654).

Sincerely,

/s/Anthony A. Maher

Anthony A. Maher

Chairman, President & CEO

cc: Jennifer Hardy, Esq.

Division of Corporate Finance